July 31, 2025

Mike Schmidt
Chief Executive Officer
Nixxy, Inc.
1178 Broadway, 3rd Floor
New York, NY 10001

       Re: Nixxy, Inc.
           Registration Statement on Form S-3
           Filed July 29, 2025
           File No. 333-289042
Dear Mike Schmidt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Max Lindenfeld